UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
    ☐   Check box if Amendment is material and investors must reconfirm within five business days.
☑   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of issuer
Genius Juice LLC

Legal status of issuer

    Form
    LLC

    Jurisdiction of Incorporation/Organization
    California

    Date of organization
    January 8, 2014

Physical address of issuer

21143 Hawthorne Boulevard, 295, Torrance, CA 90503, United States

Website of issuer
https://www.geniusjuice.com

Current number of employees
11

	Most recent fiscal year-end (2019)	Prior fiscal year-end (2018)
Total Assets	$414,325	$224,902
Cash and Cash Equivalents	$8,528	$120,620
Accounts Receivable	$24,946	$35,884
Short-term Debt	$744,601	$174,182
Long-term Debt	$1,117,421	$915,710
Revenues/Sales	$635,874	$327,699
Cost of Goods Sold	$622,192	$226,925
Taxes Paid	$0	$0
Net Income	$(652,707)	$(163,845)

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDCITION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Alex Bayer
_____
(Signature)

Alex Bayer
_____
(Name)

CEO, Director
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Alex Bayer
_____
(Signature)

Alex Bayer
_____
(Name)

CEO, Director
_____
(Title)

December 10, 2020
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

EXHIBIT A: Offering Memorandum
EXHIBIT B: Disclaimers
EXHIBIT C: Financials

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)


December 10, 2020

Genius Juice LLC



Up to $1,070,000 of Crowd Safe Units of SAFE (Simple Agreement for Future Equity)


A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic co/genius-juice

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Genius Juice LLC is a California LLC incorporated/formed on January 8, 2014

The Company is located at 21143 Hawthorne Boulevard, 295, Torrance, CA 90503, United States.

The Company's website is https://www.geniusjuice.com

The Company conducts business in All 50 States except Hawaii and Alaska.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the OpenDeal Portal LLC dba Republic website under https://republic.co/genius-juice and is attached as Exhibit D to the Form C of which this Offering Memorandum forms a part.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.
The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in government regulation could adversely impact our business.
The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. The FCC and/or Congress may attempt to change the classification of or change the way that our online content platforms are regulated and/or change the framework under which Internet service providers are provided Safe Harbor for claims of copyright infringement, introduce changes to how digital advertising is regulated and consumer information is handled, changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We may implement new lines of business or offer new products and services within existing lines of business.
As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Damage to our reputation could negatively impact our business, financial condition and results of operations.
Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non- income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We currently have not authorized enough Preferred Stock to satisfy the conversion of outstanding convertible notes.
We plan to authorize additional Preferred Stock in the future to satisfy the conversion of all outstanding convertible notes.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.
Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.
We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

The Company intends to use the proceeds from the Offering for unspecified working capital.
This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate. The net proceeds from this Offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause an Investor to lose all or a portion of his or her investment.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.
Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult

for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business, results of operations, and financial condition may be impacted by the recent coronavirus (COVID-19) outbreak.
The ongoing and evolving coronavirus (COVID-19) outbreak, which was designated as a pandemic by the World Health Organization on March 11, 2020, has caused substantial disruption in international and U.S. economies and markets. If repercussions of the outbreak are prolonged, they could have a materially significant adverse impact on our business. The Company's management cannot at this point estimate the impact of the outbreak on its business, and no provision for this outbreak is reflected in the accompanying financial statements.

Affiliates of the Company, including officers, directors and existing shareholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.
There is no restriction on affiliates of the Company, including its officers, directors and existing shareholders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

Legal Matters
Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

Additional Information
The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PROSPECTIVE INVESTOR CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
Genius Juice manufactures whole coconut smoothie beverages that are distributed nationally in small and large retailers. They are also available online for direct to consumer.

Business Plan
The Company generates 65 % of our revenue from brick and mortar stores and 35 % is from direct to consumer.

The Company's Products and/or Services

Product / Service	Description	Current Market
Whole Coconut Smoothie - The Original	The original flavored coconut smoothie	supermarket retailers, direct to consumer
Whole Coconut Smoothie - Mocha	the mocha flavored coconut smoothie	supermarket retailers, direct to consumer
Whole Coconut Smoothie - Vanilla Cinnamon	the vanilla cinnamon flavored coconut smoothie	supermarket retailers, direct to consumer

Competition
The key competitors in this space are other coconut water brands and plant-based beverages. Brand such as vita coco or Zico own collectively 70-75 % of the market share in the coconut water space. In the plant-based emerging category, brands such as KOIA, REBBL, and Remedy Organic are younger emerging brands that we compete with in natural stores nationally.

Customer Base
Our customer base consists of people looking for healthier alternative to sugary juices and smoothies with minimal ingredients and more functional benefits. We offer additional value beyond coconut water and other smoothies on the market.

Supply Chain
We obtain our materials from multiple sources, none of which we are dependent upon. We have spent much time researching our supply chain and are prepared for any shortages or forcible changes should any provider become unavailable.

Intellectual Property

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
6,118,179	Whole coconut smoothies	trademark	01/17/2020	08/04/2020	USA
6,118,180	Whole coconut smoothies	trademark	01/17/2020	08/04/2020	USA
5,272,893	Whole coconut smoothies	copyright	12/27/2016	08/22/2017	USA
5,372,787	Whole coconut smoothies	trademark	11/08/2016	01/09/2018	USA
4,759,388	Whole coconut smoothies	trademark	10/14/2014	06/23/2015	USA

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The company is unaware of any threatened or actual litigation against it.

DIRECTORS

The directors and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Alex Bayer	CEO	Genius Juice- Founder 2014 - Present	California Polytechnic State University - Bachelors, Marketing and Graphic Communication

Alex Bayer
In 2013, I noticed a void on a majority of shelfs in Los Angeles. There was no authentic smoothie, only beverages with added sugars, purees, natural flavors, etc. My lifestyle as an insurance salesman was always 'on the go' and I made smoothies for myself almost every morning. One day at a friend's house, they offered me an organic coconut smoothie blending real coconut water and coconut meat straight from the coconut, nothing else added, two ingredients only After tasting this, I said to myself 'This is Genius!' and the rest is history and the Genius Organic Coconut Smoothie was born. I aspire to have Genius be a fundamental part of the American lifestyle and ultimately help people reach higher levels of health and happiness. Ultimately, we want to bring this nutrition to the mainstream, one bottle at a time.

OFFICERS

The officers and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Alex Bayer	CEO	Genius Juice - Founder	California Polytechnic State University, Bachelors Marketing and Graphic Communication
Ramon Canek	COO	Genius Juice - COO Canek Consultants - CEO	Universidad de San Carlos de Guatemala - B.B.A

Ramon Canek
I am the owner and operator of a consulting firm that specializes in Food, Beverage, THC, CBD, Distillery, Product Development and Manufacturing Production. I have over 20 years of experience over multiple industries including Food and Bottling Manufacturing, Food Manufacturing, Bottling Design, Carbonation, Co-Pack, Facilities Buildups,

Facility Design, Robotics, Product Innovation, Product Development, Machinery Automation, Co-Packers. I will help you get Certified by all regulatory agencies such as Organic, Non-Gmo, Kosher, Health Department Country and State, Raw, Vegan USDA and FDA. I have had success in leadership, managing relationships, customer, Distributors, goal achievement, KPI, operational proficiency and integrity. Well-developed employee relations, management development and training qualifications demonstrated by higher than average retention rates.

Key Personnel

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Arnold Bayer	Investor	The Lundquist Foundation (formerly LA Biomed) – 1976 – present,	Temple University, Undergrad and Masters
Gavin Linde	Director of Sales	Genius Juice- National Sales Director 2018 – Present Ricante Hot Sauce USA - VP of Sales and Strategic Growth. 2017 - Present	San Diego State University - B.B.A.

Arnold Bayer
Dr. Bayer is Distinguished Professor of Medicine, David Geffen School of Medicine at UCLA and a Faculty member in the Division of Infectious Diseases, Harbor-UCLA Medical Center. In a Faculty career spanning more than 30 years, Dr. Bayer has focused on deepening the understanding of infectious diseases. He earned his medical degree from Temple University School of Medicine and did his Internship and Residency at Thomas Jefferson University Hospital, both in Philadelphia, PA. He did his Fellowship in infectious diseases at Harbor-UCLA and post-doctoral research training at the West LA VAMC. Funded through NIH/NIAID and pharmaceutical sources, Dr. Bayer focuses on the expression of key virulence factors and genes, which enhance the ability of Staphylococcus aureus (e.g. MRSA) to cause infection and resist antibiotics, including host defense peptides. In addition to his responsibilities in the Harbor-UCLA Medical Center community, Dr. Bayer serves an active role in the international medical and academic spheres. A co-author of over 300 scientific papers, book chapters and reviews, he frequently lectures on topics in infectious diseases. Dr. Bayer has served on the NIAID National Association for Research in Staphylococcus aureus (NARSA), is a charter committee member of the International Consortium for the Study of Infective Endocarditis (ICE), and Councilor in the International Society for Cardiovascular Infectious Diseases (ISCVID).

Gavin Linde
I am a sales strategist in the grocery industry that utilizes my customer-oriented, results-driven sales professional with business development and project management expertise. My strengths include developing client relationships and managing successful teams. I'm looking to contribute to a setting that fosters learning, growth, and opportunities to develop business. In the past I was responsible for all the various sales operations, brokers, promotions, merchandisers, warehouse distribution and DSD, business development and account management and can professionally manage many tasks with many hats effectively. I am very experienced in working with UNFI, KeHE, DPI, and Unified Grocers. My 5 I's: 1) I just won't sell a product I don't believe in. 2) I am not afraid to admit I don't know something. 3) I love to work. It is embedded in my DNA. 4) I can work with little but I'm better when the resources are better. 5) I am an "anti phone-it-in" guy: I push to grow as I help grow companies I work with. On a personal note, I was born and raised in Cape Town I moved to San Diego in 1993 and lived happily ever after.

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to California law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently employs 11 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following classes of Securities:

Type/Class of security	Common Units
Amount Authorized	170
Amount outstanding	170
Par Value (if applicable)	0.10
Voting Rights	1 Vote Per Share
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize additional Common Units which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	82.6%

Type/Class of security	Convertible Notes
Amount Authorized	$250,000
Common Units Required Upon Conversion	9.44
Par Value (if applicable)	N/A
Voting Rights	Yes
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Convertible Notes which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	4.6%
Conversion Terms	The Notes have a $4,500,000 valuation cap, 20% discount, and 6% interest rate.

Type/Class of security	Convertible Notes
Amount Authorized	$362,004
Common Units Required Upon Conversion	10.25
Par Value (if applicable)	N/A
Voting Rights	Yes
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Convertible Notes which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	5.0%
Conversion Terms	The Notes have a $6,000,000 valuation cap, 20% discount, and 10% interest rate.

Type/Class of security	Convertible Notes
Amount Authorized	$566,835
Common Units Required Upon Conversion	16.06
Par Value (if applicable)	N/A
Voting Rights	Yes
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Convertible Notes which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	7.8%
Conversion Terms	The Notes have a $6,000,000 valuation cap, 20% discount, and 6% interest rate.

The Company has the following debt outstanding:

Creditor	PPP Loan
Amount outstanding	$39,000
Interest Rate and Amortization Schedule	1%
Other Material Terms	Payments of $1,598 due each month
Maturity Date	05/01/2022

Creditor	EIDL Loan
Amount outstanding	$150,000
Interest Rate and Amortization Schedule	3.75%
Other Material Terms	Repayment will be in monthly installments of $731 per month, beginning May 12, 2021
Maturity Date	05/01/2050

Ownership
Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Alex Bayer	100.0,000 /Common	58.50%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit C.

Operations
Genius Juice LLC ("the Company") was incorporated on January 8, 2014 under the laws of the State of California, and is headquartered at 21143 Hawthorne Boulevard, 295, Torrance, CA 90503, United States. Genius Juice manufactures whole coconut smoothie beverages that are distributed nationally in small and large retailers. They are also available online for direct to consumer.

Cash and Cash Equivalents
The Company considers all highly liquid investments with an original maturity of three months or less at the time of purchase to be cash equivalents. The Company raised $476,835 pursuant to Reg CF.

The Company had $303,000 in cash as of November 1, 2020.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Valuation
The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see <u>Exhibit C</u> for subsequent events and applicable disclosures:

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Issued	Number of Securities Sold	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Units	$25,000	1.56	Inventory, Marketing, Working Capital	April 2, 2018	Section(4)(a)(2)
Common Units	$25,000	1.57	Inventory, Marketing, Working Capital	May 18, 2018	Section(4)(a)(2)
Common Units	$25,000	1.59	Inventory, Marketing, Working Capital	May 21, 2018	Section(4)(a)(2)
Common Units	$25,000	1.61	Inventory, Marketing, Working Capital	July 5, 2018	Section(4)(a)(2)
Common Units	$25,000	1.62	Inventory, Marketing, Working Capital	November 1, 2018	Section(4)(a)(2)
Common Units	$15,000	0.54	Inventory, Marketing, Working Capital	February 19, 2019	Section(4)(a)(2)
Common Units	$25,000	1.03	Inventory, Marketing, Working Capital	April 15, 2019	Section(4)(a)(2)
Common Units	$5,000	0.18	Inventory, Marketing, Working Capital	April 15, 2019	Section(4)(a)(2)
Common Units	$25,000	2.07	Inventory, Marketing, Working Capital	July 25, 2019	Section(4)(a)(2)
Common Units	$100,000	2.80	Inventory, Marketing, Working Capital	March 26, 2020	Section(4)(a)(2)
Convertible Note	$60,000	1 Convertible Note	Inventory, Marketing, Working Capital	February 10, 2020	Section(4)(a)(2)
Convertible Note	$8,334	1 Convertible Note	Inventory, Marketing, Working Capital	February 13, 2020	Section(4)(a)(2)
Convertible Note	$8,334	1 Convertible Note	Inventory, Marketing, Working Capital	February 13, 2020	Section(4)(a)(2)

Convertible Note	$8,334	1 Convertible Note	Inventory, Marketing, Working Capital	February 13, 2020	Section(4)(a)(2)
Convertible Note	$5,000	1 Convertible Note	Inventory, Marketing, Working Capital	March 18, 2020	Section(4)(a)(2)
Convertible Note	$10,000	1 Convertible Note	Inventory, Marketing, Working Capital	April 12, 2020	Section(4)(a)(2)
Convertible Note	$25,000	1 Convertible Note	Inventory, Marketing, Working Capital	April 21, 2020	Section(4)(a)(2)
Convertible Note	$18,000	1 Convertible Note	Inventory, Marketing, Working Capital	April 22, 2020	Section(4)(a)(2)
Convertible Note	$10,000	1 Convertible Note	Inventory, Marketing, Working Capital	April 23, 2020	Section(4)(a)(2)
Convertible Note	$4,000	1 Convertible Note	Inventory, Marketing, Working Capital	April 24, 2020	Section(4)(a)(2)
Convertible Note	$50,000	1 Convertible Note	Inventory, Marketing, Working Capital	April 26, 2019	Section(4)(a)(2)
Convertible Note	$5,000	1 Convertible Note	Inventory, Marketing, Working Capital	April 27, 2020	Section(4)(a)(2)
Convertible Note	$25,000	1 Convertible Note	Inventory, Marketing, Working Capital	April 29, 2020	Section(4)(a)(2)
Convertible Note	$20,000	1 Convertible Note	Inventory, Marketing, Working Capital	May 2, 2020	Section(4)(a)(2)
Convertible Note	$5,000	1 Convertible Note	Inventory, Marketing, Working Capital	May 2, 2020	Section(4)(a)(2)
Convertible Note	$8,334	1 Convertible Note	Inventory, Marketing, Working Capital	May 9, 2020	Section(4)(a)(2)
Convertible Note	$10,000	1 Convertible Note	Inventory, Marketing, Working Capital	August 18, 2020	Section(4)(a)(2)
Convertible Note	$15,000	1 Convertible Note	Inventory, Marketing, Working Capital	September 1, 2020	Section(4)(a)(2)

Convertible Note	$25,000	1 Convertible Note	Inventory, Marketing, Working Capital	September 16, 2020	Section(4)(a)(2)
Convertible Note	$100,000	1 Convertible Note	Inventory, Marketing, Working Capital	October 3, 2020	Section(4)(a)(2)
Convertible Note	$100,000	1 Convertible Note	Inventory, Marketing, Working Capital	August 5, 2020	Section(4)(a)(2)
Convertible Note	$75,000	1 Convertible Note	Inventory, Marketing, Working Capital	December 17, 2018	Section(4)(a)(2)
Convertible Note	$8,334	1 Convertible Note	Inventory, Marketing, Working Capital	February 13, 2020	Section(4)(a)(2)
Convertible Note	$5,000	1 Convertible Note	Inventory, Marketing, Working Capital	May 4, 2020	Section(4)(a)(2)
Convertible Note	$25,000	1 Convertible Note	Inventory, Marketing, Working Capital	November 2795, 2020	Section(4)(a)(2)
Convertible Note	$25,000	1 Convertible Note	Inventory, Marketing, Working Capital	May 1, 2020	Section(4)(a)(2)
Convertible Note	$8,334	1 Convertible Note	Inventory, Marketing, Working Capital	February 13, 2020	Section(4)(a)(2)
Convertible Note	$50,000	1 Convertible Note	Inventory, Marketing, Working Capital	May 4 ,2020	Section(4)(a)(2)
Convertible Note	$476,835	795 Convertible Notes	Inventory, Marketing, Working Capital	April 8, 2020	Section(4)(a)(6)

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty (20%) percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction, whether historical or contemplated, where the Company was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) and the counter party is either (i) Any director or officer of the issuer; (ii) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:
The Company's CEO, Alex Bayer, and member, Arnold S Bayer has loaned the Company $857,521. The Loan has no interest and no maturity date.

EXHIBIT B
Disclaimers

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST LLC (THE "*ESCROW AGENT*") SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Disclaimer of Television, Radio, Podcast and Streaming Presentation

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

EXHIBIT C
Financials

Genius Juice LLC

(a California Limited Liability Company)

Audited Financial Statements

Period of January 1, 2018 through December 31, 2019

Audited by:



TaxDrop LLC

A New Jersey CPA Company

Financial Statements

Genius Juice LLC

Table of Contents



CPA & Advisor

INDEPENDENT AUDITOR'S REPORT

November 19, 2020

To: Board of Directors of Genius Juice LLC
        Attn: Alexander Bayer, CEO

Re: 2018 and 2019 Financial Statement Audit
        Genius Juice LLC

We have audited the accompanying balance sheets of Genius Juice LLC (the "Company") as of December 31, 2018 and 2019, and the related statements of income, retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Auditor's Responsibility

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Auditor's Conclusion

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Genius Juice LLC as of December 31, 2018 and 2019, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

TaxDrop

TaxDrop LLC
A New Jersey CPA Company

GENIUS JUICE, LLC
BALANCE SHEET
As of December 31, 2019 and 2018

ASSETS	2019	2018
Current Assets		
Cash and cash equivalents	8,528	120,620
Accounts receivable, net	24,946	35,884
Inventory	338,371	50,853
Prepaid expenses	35,333	-
Undeposited funds	-	13,566
Other current assets	41	-
Total Current Assets	**407,219**	**220,924**
Other Assets		
Intangible assets, net of amortization	7,106	3,978
Total Other Assets	**7,106**	**3,978**
Total Assets	**414,325**	**224,902**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	310,216	173,332
Factoring liability	12,703	-
Convertible notes	200,000	-
Line of credit	203,530	-
Accrued interest	18,152	-
Other current liabilities	-	850
Total Liabilities	**744,601**	**174,182**
Long-Term Liabilities		
Promissory notes	37,221	-
Notes payable - related party	1,014,354	713,266
Convertible notes with interest	65,847	202,444
Total Long-Term Liabilities	**1,117,421**	**915,710**
Total Liabilities	**1,862,023**	**1,089,892**
STOCKHOLDERS' EQUITY		
Member's contributions	610,750	540,750
Retained earnings	(1,405,740)	(1,241,895)
Net income	(652,707)	(163,845)
Total Stockholders' Equity	**(1,447,697)**	**(864,990)**
Total Liabilities and Stockholders' Equity	**414,325**	**224,902**

See Independent Auditor's Report and notes to the financial statements.

GENIUS JUICE, LLC
STATEMENT OF OPERATIONS
For Years Ending December 31, 2019 and 2018

	2019	2018
Revenues	635,874	327,699
Cost of revenues	622,192	226,925
Gross profit (loss)	**13,683**	**100,774**
Operating expenses		
Professional fees	341,033	92,448
Sales and marketing	234,004	133,535
General and administrative	20,198	15,119
Logistics	61,135	18,652
Research & development	22,637	9,756
Travel	7,657	2,197
Total operating expenses	**686,664**	**271,706**
Other Income/(Expense)		
Gain on sale of asset	0	5,086
Other income	61,550	16,883
Amortization expense	(1,872)	(2,079)
Bad debt expense	(9,361)	0
Interest expense	(26,306)	(2,444)
Other expenses	(3,737)	(10,360)
Total other income	**20,274**	**7,087**
Net Income	**(652,707)**	**(163,845)**

See Independent Auditor's Report and notes to the financial statements.

GENIUS JUICE, LLC
STATEMENT OF MEMBERS' EQUITY
For Years Ending December 31, 2019 and 2018

	Member's Equity	Retained Earnings	Total Members' Equity
Balance as of January 1, 2018	490,750	(1,241,895)	(751,145)
Member contributions	50,000	0	50,000
Net Income (Loss)	0	(163,845)	(163,845)
Balance as of December 31, 2018	**540,750**	**(1,405,740)**	**(864,990)**
Member contributions	70,000	0	70,000
Net Income (Loss)	0	(652,707)	(652,707)
Balance as of December 31, 2019	**610,750**	**(2,058,447)**	**(1,447,697)**

See Independent Auditor's Report and notes to the financial statements.

GENIUS JUICE, LLC
STATEMENT OF CASH FLOWS
For Years Ending December 31, 2019 and 2018

	2019	2018
Cash Flows from Operating Activities		
Net Income (Loss)	(652,707)	(163,845)
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Changes in operating assets and liabilities:		
Increase (Decrease) in accounts receivable	10,938	(27,706)
Increase (Decrease) in inventory	(287,518)	(50,853)
Increase (Decrease) in prepaid expenses	(35,333)	1,345
Increase (Decrease) in undeposited funds	13,566	(13,566)
Increase (Decrease) in other current assets	(41)	4,410
(Increase) Decrease in accounts payable	136,884	(25,827)
(Increase) Decrease in factoring liability	12,703	0
(Increase) Decrease in line of credit	203,530	(18,724)
(Increase) Decrease in accrued interest	18,152	0
(Increase) Decrease in other current liabilities	(850)	(15,266)
Net cash used in operating activities	**(580,675)**	**(310,033)**
Cash Flows from Investing Activities		
Cash used for intangible assets	(3,128)	8,993
Net cash used in investing activities	**(3,128)**	**8,993**
Cash Flows from Financing Activities		
Issuance of member's equity	70,000	50,000
Issuance of convertible notes	(136,597)	202,444
Issuance of promissory notes	37,221	0
Issuance of notes payable - related party	301,088	146,629
Net cash provided by financing activities	**271,711**	**399,073**
Net change in cash and cash equivalents	**(312,092)**	**98,033**
Cash and cash equivalents at beginning of period	120,620	22,587
Cash and cash equivalents at end of period	**(191,472)**	**120,620**

See Independent Auditor's Report and notes to the financial statements.

GENIUS JUICE LLC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019

NOTE 1 – NATURE OF OPERATIONS

Genius Juice LLC (which may be referred to as the "Company", "we," "us," or "our") was formed in the State of California on January 8, 2014. The Company develops, produces and distributes coconut products. The Company's headquarters are in Torrance, California.

Genius Juice started as not only a mission to bring the healthiest and tastiest product to market, but also to be a zero-waste company. Their goal was to utilize the entire coconut inside and out. Once they extract the coconut water and coconut meat which is blended into a delicious coconut smoothie, they 'UP-CYCLE' the coconut husk. The coconut husk is then used for generating alternative energy and also converted into coconut charcoal for detoxification products. Their mission is truly ZERO WASTE and utilization of the ENTIRE coconut!

Since Inception, the Company has relied on the issuance of convertible notes (see Note 6) and advances from related parties (see Note 10) to fund its operations. As of December 31, 2019, the Company had negative working capital and will likely incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 11). During the next twelve months, the Company intends to fund its operations with the issuance of convertible notes (see Note 12), funding from a crowdfunding campaign (see Note 12), and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2019, and 2018, the Company held $8,528 and $120,620 respectively.

Accounts Receivable

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. As of December 31, 2019, and 2018 the Company had $24,946 and $35,884, respectively in accounts receivable. During 2019, the Company entered into an accounts receivable factoring agreement.

Inventory

Inventories are stated at cost. At December 31, 2019, the balance of inventory related to finished goods was $338,371. At December 31, 2018 the balance of inventory related to finished goods was $50,853.

Advertising

The Company expenses advertising costs as they are incurred.

Intangible Assets

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of formation, are expensed as incurred.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Concentrations of Credit Risk

From time to time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound and the risk of loss is low.

Income Taxes

The Company has elected to be treated as an S Corporation for federal income tax purposes. Pursuant to an election under Subchapter S of the Internal Revenue Code, the Company's earnings are included on the stockholders' personal income tax returns and taxed depending on their personal tax situations. Accordingly, no provision has been made for Federal income taxes. The Company applies ASC 740, Income Taxes for applying criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of December 31, 2019, and 2018 the Company had recognized sales of $635,874 and $327,699, respectively.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation are expensed as incurred.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures if we are to create an equity compensation plan in the future.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – INCOME TAX PROVISION

The Company has elected to be treated as an S Corporation for federal income tax purposes. Pursuant to an election under Subchapter S of the Internal Revenue Code, the Company's earnings are included on the stockholders' personal income tax returns and taxed depending on their personal tax situations. Accordingly, no provision has been made for Federal income taxes.

The Company applies ASC 740, Income Taxes for applying criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

NOTE 4 – SHARE-BASED COMPENSATION

As of November 21, 2020, the Company does not have a share-based compensation plan.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 6 – CONVERTIBLE NOTES

The Company has issued several promissory notes. In 2018, three promissory notes were issued for a total of $200,000, with 6% APRs and maturity dates in 2020. In 2019, one promissory note was issued for a total of $50,000, with 6% APRs and maturity dates in 2021 (collectively, the "Notes").

The Notes are automatically convertible into common stock on the completion of a Qualified Financing. The conversion price is the lesser of 80% of the price per share of stock received in the Qualified Financing, or $4,500,000 divided by the Company's capitalization on an as-converted to common stock basis including all outstanding securities and options, warrants and other rights to acquire equity securities of the Company, whether or not the securities are subject to vesting or repurchase, and all shares issued or reserved for issuance under any equity incentive or similar plan.

NOTE 7 – MEMBERS' EQUITY

The Company routinely receives investment from the founder or other stakeholders during the ordinary course of business. As of December 31, 2019, total contribution to the Company totaled $610,750 in exchange for 168 membership units.

NOTE 8 – ACCOUNTS RECEIVABLE FACTORING

In 2019 the Company entered into an agreement with a Factoring company whereby the Company will assign, in the Factor's sole discretion, selected accounts receivable to the Factor in exchange for initial cash funding ("factor advances") for up to 80% of the factored receivable. The minimum 20% reserve held back by the Factor is released after collection of the account receivable by the Factor. The company pays a 3% factor fee for each factored receivable. Since the factoring agreement provides for full recourse against the Company for factored accounts receivable that are not collected by the Factor for any reason, and the collection of such accounts receivable are fully secured by substantially all assets of the Company, the factoring advances have been treated as secured loans on the accompanying balance sheets. The total accounts receivable factored in 2019 and 2018 was $46,785 and nil respectively. The factor fees paid in 2019 and 2018 were $832 and nil, respectively. The Company intends to reduce or eliminate the use of Factoring in 2020 due to the high cost of this facility. Total outstanding accounts receivable factored at December 31, 2019 and 2018 which is included in accounts receivable on the accompanying balance sheets was $16,938 and nil, respectively.

NOTE 9 – LINE OF CREDIT

In March 2019, the Company secured a line of credit from their manufacturing supplier. The line is unsecured and non-collateralized and holds a 12% per annum interest rate. The maximum amount allowed on the line of credit is $200,000. The balance fluctuates between $32,000 and $200,000 at any given time.

NOTE 10 – NOTE PAYABLE – RELATED PARTY

Since inception, related parties including Alexander Bayer, the CEO, and his father have provided loans to the Company valued at $1,014,354 and $713,266 as of December 31, 2019 and 2018, respectably. Interest is accrued annually at the applicable federal rate. There are no minimum monthly payments and no maturity date. Management does not intend to pay back the related party loan in the next year.

NOTE 11 – GOING CONCERN

Since Inception, the Company has relied on funds from owners, investors and loans to fund its operations. As of December 31, 2019, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as sustain revenue-producing activities. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 12 – SUBSEQUENT EVENTS

Settlement of Account Payables

In 2020, the Company negotiated decreased debts with select vendors and agreed to a reduction of $28,660 from total accounts payable.

COVID 19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

2020 Convertible Notes

The Company has issued a series of additional convertible notes in 2020 (collectively, the "2020 Notes"), totaling $1,046,839 with interest rates ranging between 6% to 10%.

The 2020 Notes are automatically convertible into common stock on the completion of a Qualified Financing. The conversion price is the lesser of 80% of the price per share of stock received in the Qualified Financing, or $6,000,000 divided by the Company's capitalization on an as-converted to common stock basis including all outstanding securities and options, warrants and other rights to acquire equity securities of the Company, whether or not the securities are subject to vesting or repurchase, and all shares issued or reserved for issuance under any equity incentive or similar plan.

Regulation Crowdfunding Offering

The Company is offering (the "Crowdfunded Offering") up to $593,165 in SAFEs. The Company is attempting to raise an amount up to $25,000 minimum and $593,165 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

Management's Evaluation

Management has evaluated subsequent events through November 19, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.